Exhibit 99.1

NORTHCORE REPORTS THIRD QUARTER 2010 FINANCIAL RESULTS

(TSX: NTI; OTCBB: NTLNF)

TORONTO, Nov. 10 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of technology solutions for capital asset management, announced today its interim financial results for the third quarter ended September 30, 2010.  All figures are reported in Canadian dollars.

Northcore reported consolidated revenues of $140,000 for the third quarter, an increase of six percent from the $132,000 generated in the second quarter of 2010.  In the third quarter of 2009, we reported consolidated revenues of $213,000.

Northcore derives its revenues from application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application development and software customization.

Northcore reported a loss for the third quarter of $1,044,000 or $0.006 per share, basic and diluted. This compares to a loss of $593,000 or $0.004 per share, basic and diluted, in the second quarter of 2010. The increase in loss was due to a provision for impaired investment in Southcore of $544,000, partially offset by a gain on settlement of debt of $57,000 during the quarter.  In the third quarter of 2009, Northcore reported a loss of $610,000 or $0.004 per share, basic and diluted.

As at September 30, 2010, Northcore held cash of $18,000 and accounts receivable of $84,000.

Operating Highlights

We accomplished the following activities in the period:

•	Entered into an agreement with Xstrata Corporation to deliver a customized Asset Seller solution for the disposition of surplus mining assets;
•	Initiated the large scale roll out of the NACCO Materials Handling Group ("NMHG") remarketing platform to the Yale and Hyster dealer community;
•	Entered into a collaborative sales and marketing agreement with Revere Corporation where both parties can now serve their customers with a broader product offering;
•	Deployed key enhancements to Asset Seller, the Company's core sales platform that powers high profile remarketing sites such as GEasset.com; and
•
Closed an equity transaction with GEM Global Yield Fund Limited securing net cash proceeds of $300,000.  As a result of the transaction, Northcore issued 2,191,000 common shares for the first tranche draw and 6,000,000 share-purchase warrants at an exercise price of $0.27 and an expiry date of August 9, 2013 to finalize the availability of the committed $6,000,000 equity line of credit with GEM.

Subsequent to the quarter ended September 30, 2010, we completed a loan transaction securing net proceeds of $440,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by certain shareholders of the Company.

Outlook

"We will continue to focus on developing new business through a number of channels.  Our recent success with Xstrata should lead to further customers in the mining sector.  There has been an enthusiastic reception by Yale and Hyster for the debut of our holistic remarketing platform.  This has increased the visibility of our solutions within GE and should translate into more high profile customers for our GE Asset Manager joint venture. We have engaged a sales executive in the United Kingdom with whom we have prior experience and are now actively marketing in multiple European markets that could utilize our products. We also look forward to collaborative sales opportunities with Revere.  Hopefully, the expanded number of sales channels and the addition of more reference account successes, will help build momentum in our development of new business," said Duncan Copeland, CEO of Northcore Technologies.

Northcore will hold a conference call at 10:00 a.m. (Eastern Time) on Thursday November 11 to discuss its financial results and review operational activities.  Investors and followers of the Company can listen to a live broadcast of the call from the investor relations section of the Company's website, http://www.northcore.com/events.html.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Northcore Technologies Inc.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(Canadian GAAP, Unaudited)

	September 30,	September 30,	December 31,
	2010	2010	2009
	(Unaudited)	(Unaudited)	(Audited)
		(in US$)

		translated into US$ at Cdn$ 1.0293 for convenience

Cash	$ 18	$ 17	$ 226
Other current assets	123	120	288
Other assets	30	29	591
Total assets	$ 171	$ 166	$ 1,105

Accounts payable and accrued liabilities	$ 832	$ 808	$ 492
Deferred revenue	59	57	27
Current portion of long term debts	271	263	156
Non-current portion of long term debts	512	498	446
Total shareholders' deficiency	(1,503)	(1,460)	(16)
Total liabilities and shareholders' deficiency	$ 171	$ 166	$ 1,105

Northcore Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
(expressed in thousands of dollars, except per share amounts)
(Canadian GAAP, Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2010	2010	2009	2010	2010	2009
	($C)	($US)	($C)	($C)	($US)	($C)

		translated			translated
		into US$ at			into US$ at
		Cdn$ 1.0293			Cdn$ 1.0293
		for			for
		convenience			convenience

Revenues	$ 140	$ 136	$ 213	$ 444	$ 431	$ 580

Operating expenses:
General and administrative	315	306	328	1,055	1,025	927
Customer service and technology	174	169	191	550	534	545
Sales and marketing	41	40	55	133	129	125
Employee stock options	81	79	5	240	233	92
Depreciation	5	5	7	16	16	23
Total operating expenses	616	599	586	1,994	1,937	1,712

Loss before the undernoted	(476)	(463)	(373)	(1,550)	(1,506)	(1,132)

Interest expense:
Cash interest expense on notes payable and secured subordinated notes	39	37	64	100	97	222
Accretion of secured subordinated notes	42	41	173	112	109	448
Total interest expense	81	78	237	212	206	670
Other expenses (income)
Gain on settlement of debts	(57)	(55)	-	(57)	(55)	-
Provision for impaired investment	544	528	-	544	528	-
Total other expenses	487	473	-	487	473	-
Loss and comprehensive loss for the period	$ (1,044)	$ (1,014)	$ (610)	$ (2,249)	$ (2,185)	$ (1,802)

Loss per share, basic and diluted	$ (0.006)	$ (0.006)	$ (0.004)	$ (0.014)	$ (0.013)	$ (0.013)

Weighted average number of shares outstanding, basic and diluted (000's)	163,388	163,388	145,883	162,151	162,151	135,106

%CIK: 0001079171

For further information:

Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

CO: Northcore Technologies Inc.

CNW 12:34e 12-NOV-10